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USCA All Terrain Fund

December-16

Commentary

The year just ended was definitely a tale of two markets for the All Terrain Fund. 2016 started out with the turbulence with which 2015 ended, as stock markets in general, and the kinds of value stocks that most of our managers favor, continued the sell-off that had begun the previous summer. The Russell 1000 Value Index of large-cap value stocks dropped by over 15% from its 2015 summer peak to its Feb. 2016 low. The Russell 2000 Value Index of small-cap stocks actually entered bear market territory, falling over 20% during the same period.

Fortunately, All Terrain declined much less than the above cited stock market indices, primarily because we have less exposure to equities, given the many other asset classes in which we re invested. For instance, in January the MSCI World Stock Index was down 6% while we were off by 2.7%, less than half as much.

But spring brought calmer waters and a recovery in equities that lifted the boats of many of our managers. Our return for the year was 4.6%, while taking well under half of the risk of the stock market, while the MSCI World Index returned 8.2% and the BarCap Global Aggregate Index returned 2.1%.

We continued the trend of participating on average in less than half of the declines during the sharply down months. But we also continued the less positive trend of participating even less in the largest up months; in March, the best month of the year for equities, which returned 6.9% (MSCI World Index), we posted a gain of 1.8%. In the second biggest month, July, stocks were up 4.3% and we returned just 1.6%.

On an absolute basis, those were good months for us, but we d like to capture more of the market s upside on a relative basis. The last two months of the year, which were particularly good for value stocks, saw us actually outperform the stock market in November (not something that s likely to happen often when the market s rising sharply) and capture about half of the market s return in December. Hopefully, this is the start of a trend, but we expect this to largely depend on how more risk-averse strategies such as market neutral and long/short are performing.

As a reminder, All Terrain was created to provide diversification away from a traditional 50/50 or 60/40 stock/bond blend. This is because we believe it likely that over the next several years, regardless of what happens in the near term, traditional bond portfolios will perform poorly and traditional long-only stock portfolios will be subject to higher than average risk, while, given where valuations are today, providing below average returns. January and November might be a good lifeboat drill. In January, the worst month for stocks, the market was down 6% and a 60/40 portfolio lost 3.2%; we were down 2.7%. November was the toughest month for bonds, as they were down 4% and a 60/40 blend was down 0.7%. In that month we were up 1.9%.

The best performing strategies in All Terrain for December were many of the same for the year. U.S. equities, of course, did well. For the year they returned 13.6% on invested capital for the fund (versus 12% for the S&P 500), while for the month they returned 1.8%. The best performer for the month and the year on invested capital was MLP s, but it was a very small position so the overall impact on the fund was up only 0.1% and 0.6% respectively.

In terms of performance contribution, the largest for the month of December, along with domestic equities, was multi-strategy, with a 0.5% contribution to performance and a 1.4% return on invested capital. For the year, multi-strategy returned 4.1% on invested capital, within the expected range but at the lower end of our longer-term expectations.

Long/short equity had a good December and a very good year. With well under half the net equity exposure of the overall market, this category returned 0.7% on invested capital for the month and 7.0% for the year. When everything either goes up or down and there s little performance dispersion, this strategy struggles, but last year was more of a stock picker s market so our managers were able to add considerable value.

The next biggest contributor to full year results was long/short fixed income, which had a banner year despite rising interest rates. Return on invested capital for December was 2.1% and for the year it was 16.3%. Contribution to the Fund s returns was 0.1% for the month and 0.9% for the year.

The above figures for individual strategy performance are all gross of fees and expenses.

It s difficult to forecast – especially about the future as the late, great Yogi Berra liked to point out. There are always many uncertainties when it comes to markets and the economy. There seem to be more than usual today, but that may just be perception. Regardless, we believe that there currently are many potential landmines along our route, and we plan to continue to manage your fund with risk management as a priority.

As always, if you have questions about your Fund please don t hesitate to contact us.

Peformance Overview*

2016	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD	1 Year	ITD
USCA All Terrain	**-2.7%**	**-1.2%**	**1.8%**	**1.4%**	**0.8%**	**-0.5%**	**1.6%**	**0.7%**	**0.2%**	**-0.5%**	**1.9%**	**1.2%**	**4.6%**	**4.6%**	**-2.1%**
Global Equities	-6.0%	-0.7%	6.9%	1.6%	0.7%	-1.1%	4.3%	0.1%	0.6%	-1.9%	1.5%	2.4%	8.2%	8.2%	4.7%
Global Bonds	0.9%	2.2%	2.7%	1.3%	-1.3%	2.9%	0.8%	-0.5%	0.6%	-2.8%	-4.0%	-0.5%	2.1%	2.1%	2.0%
60/40 Blend	-3.2%	0.5%	5.2%	1.5%	-0.1%	0.5%	2.9%	-0.1%	0.6%	-2.3%	-0.7%	1.3%	5.9%	5.9%	4.0%
2015															
USCA All Terrain							**-0.9%**	**-2.9%**	**-3.0%**	**1.8%**	**-0.1%**	**-1.5%**	**-6.4%**		
Global Equities							1.8%	-6.6%	-3.6%	8.0%	-0.4%	-1.7%	-3.2%		
Global Bonds							0.2%	0.1%	0.5%	0.2%	-1.7%	0.5%	-0.1%		
60/40 Blend							1.2%	-3.9%	-2.0%	4.9%	-0.9%	-0.8%	-1.8%		

** As of December 31, 2016. Performance shown is net of fund fees and expenses, and reflects the reinvestment of dividends and other investment income. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. Current performance may be higher or lower than the performance quoted. Please note that the fund commenced operations on July 1, 2015.*
Global Equities is measured by the MSCI World Index and Global Bonds is measured by the BarCap - Global Aggregate Index. Please see the strategy, index and statistic definitions at the end of this report.
Sources: USCA Asset Management LLC and the Portfolio Investments, Bloomberg, and eVestment Alliance, LLC.

Fund Description, Terms & Service Providers

The USCA All Terrain Fund seeks long-term risk-adjusted returns that are attractive as compared to those of traditional public equity and fixed income markets. The fund pursues its investment objective using a multi-manager, fund-of-funds approach by investing predominantly in non-affiliated collective investment vehicles, including privately-offered investment funds commonly known as “hedge funds”, and publicly traded funds, including exchange-traded funds and mutual funds, which utilize one or more investment or trading strategies, including, without limitation, long-only equity and/or fixed income, relative value, event driven, long/short equity and/or fixed income, managed futures, and global macro strategies.

Minimum Investment $100,000
Subscriptions Monthly
Redemptions/Tenders Quarterly after 1-year anniversary of fund's inception, subject to sole discretion of Board
Management & Subadvisory Fees 0.80% (note subadvisory fees may vary)
Other Expenses some capped at 1.0% per annum (please see the prospectus for a complete description of fees & expenses)

Eligibility Accredited Investors
Tax Reporting K-1 (note fund may generate UBTI)
Advisor USCA Asset Management, LLC
Auditor KPMG LLP
Administrator U.S. Bancorp Fund Services
Custodian U.S. Bank National Association
Legal Counsel Thompson Hine LLP

Risk Disclosure Statement

An offer can only be made by the prospectus and only in jurisdictions in which such an offer would be lawful. The prospectus contains important information concerning the investment objective, risk factors, expenses and other material aspects of the USCA All Terrain Fund to carefully consider, and must be read carefully before a decision to invest is made. Please contact USCA Asset Management at (713) 366-0500 to obtain a free copy of the prospectus.

Any person subscribing for an investment must be able to bear the risks involved and must meet the fund's suitability requirements. Some or all alternative investment programs may not be suitable for certain investors. No assurance can be given that the fund's investment objectives will be achieved. Among the risks we wish to call to the particular attention of prospective investors are the following

- The fund is a closed-end, non-diversified management investment company.
- **A fund investment is speculative and involves a substantial degree of risk.**
- **Past results are not necessarily indicative of future performance, and performance may be volatile.**
- An investor could lose all or a substantial amount of his or her investment.
- The fund is highly illiquid. There is no secondary market for the investors' interest and none is expected to develop.
- No shareholder has the right to require the Fund to redeem its shares. Redemptions are available only through quarterly repurchase offers made at the discretion of the Board.
- Fees and expenses will offset the fund's trading profits.
- The fund will involve a complex tax structure, which an investor should review carefully with its tax advisor before investing.
- The fund is not required to provide periodic pricing or valuation information to investors with respect to its individual investments.
- Some of the underlying funds are not subject to the same regulatory requirements as mutual funds.
- A limited portion of the trades executed may take place on foreign markets.
- The fund is subject to conflicts of interest.

Please review the "Risk Factors" and "Conflicts of Interest" sections of the prospectus.

Strategy Allocation and Top 10 Positions*

Allocation by Strategy


2.8%
2.6%
6.2%
16.5%
6.0%
3.8%
1.8%
13.8%
2.3%
5.7%
4.6%
33.8%
Cash/Other
Long Fixed Income
Long/Short Fixed Income
Long Equity - Domestic
Long Equity - International
Long Equity - Global
Long/Short Equity - MLP
Long/Short Equity
Event Driven
Global Macro
Managed Futures
Multi-Strategy

Top 10 Portfolio Positions	Size	Strategy
1. Millennium	10.1%	Multi-Strategy
2. Carlson	7.9%	Multi-Strategy
3. Greenlight Masters	7.3%	Long/Short Equity
4. Brevan Howard	5.7%	Global Macro
5. Och Ziff	5.2%	Multi-Strategy
6. York	5.2%	Long/Short Fixed Income
7. Blue Mountain	5.1%	Multi-Strategy
8. Corsair	4.8%	Long/Short Equity
9. Brandes	4.2%	Long Equity - International
10. First Eagle Global	3.8%	Long Equity - Global
Top 10 Portfolio Positions %	**59.5%**	
Total Number of Positions	**27**	

** As of December 1, 2016. Please note that fund strategies and allocations are subject to change over time.*

Allocation & Attribution (Gross of Fees & Expenses)*

		Attribution		Return on Invested Capital	
	Allocation	MTD	YTD	MTD	YTD
Cash/Other	2.8%	0.0%	0.0%	0.0%	0.2%
Long Fixed Income	2.6%	0.0%	0.1%	0.7%	2.6%
Long/Short Fixed Income	6.2%	0.1%	0.9%	2.1%	16.3%
Long Equity - Domestic	16.5%	0.3%	2.1%	1.9%	13.6%
Long Equity - International	6.0%	0.1%	0.1%	2.9%	3.4%
Long Equity - Global	3.8%	0.0%	0.4%	0.7%	10.9%
Long/Short Equity - MLP	1.8%	0.1%	0.6%	4.0%	38.9%
Long/Short Equity	13.8%	0.1%	0.9%	0.7%	7.0%
Event Driven	2.3%	0.0%	0.1%	-0.9%	7.8%
Global Macro	5.7%	0.0%	0.2%	0.2%	3.0%
Managed Futures	4.6%	0.1%	-0.3%	1.2%	-7.5%
Multi-Strategy	33.8%	0.5%	1.2%	1.5%	4.1%
	100.0%	1.3%	6.2%		

** Allocation as of December 1, 2016. MTD and YTD Attribution and Return on Invested Capital represent the month of December and since January 1, 2016 through December 31, 2016, respectively.*

Index & Statistic Definitions

MSCI World Index. The MSCI World Index captures large and mid cap representation across 23 Developed Markets (DM) countries*. With 1,643 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country.

BarCap Global Aggregate Index. The Barclays Global Aggregate Index is a flagship measure of global investment grade debt from twenty-four local currency markets. This multi-currency benchmark includes treasury, government-related, corporate and securitized fixed-rate bonds from both developed and emerging markets issuers. There are four regional aggregate benchmarks that largely comprise the Global Aggregate Index the US Aggregate (USD300mn), the Pan-European Aggregate, the Asian-Pacific Aggregate, and the Canadian Aggregate Indices. The Global Aggregate Index also includes Eurodollar, Euro-Yen, and 144A Index-eligible securities, and debt from five local currency markets not tracked by the regional aggregate benchmarks (CLP, MXN, ZAR, ILS and TRY). A component of the Multiverse Index, the Global Aggregate Index was created in 2000, with index history backfilled to January 1, 1990.

60/40 Blend. The 60/40 Blend represents the performance of a portfolio that consists 60% of the MSCI World Index and 40% of the BarCap Global Aggregate Index rebalanced monthly.

Rate of Return (ROR). The compound geometric average return that assumes the same rate of return every period to arrive at the equivalent compound growth rate reflected in the actual return data.

Strategy Definitions

Relative Value. Relative value strategies attempt to take advantage of relative pricing discrepancies between various instruments, including equities, fixed income, options and futures. Managers may use mathematical, fundamental or technical analysis to determine misvaluations. Securities may be mispriced relative to an underlying security, related securities, groups of securities, or the overall market. Relative value investments may be available only cyclically or not at all. Furthermore, if assumptions used in the research and analysis of relative value investments are incorrect or if the model used to evaluate such investments is flawed, relative value strategies may be unsuccessful.

Managed Futures. Managed futures strategies involve speculative trading in futures, forwards and options thereon. Managers may trade portfolios of instruments in U.S. and non-U.S. markets in an effort to capture passive risk premiums, and attempt to profit from anticipated trends in market prices. These managers generally rely on either technical or fundamental analysis or a combination thereof in making trading decisions and attempting to identify price trends. They may attempt to structure a diversified portfolio of liquid futures contracts, including, but not limited to, stock index, interest rate, metals, energy and agricultural futures markets. Participation in a market that is either volatile or trendless could produce substantial losses for a fund. Failure to identify trends or to exit a market position after a trend matures could also produce substantial losses for a fund.

Event Driven. Event-driven strategies are designed to profit from changes in the prices of securities of companies facing a major corporate event. The goal of an event-driven strategy is to identify securities, which may include common or preferred stock as well as many types of fixed income, with a favorable risk-reward ratio based on the probability that a particular event will occur. Such events include mergers and acquisitions as well as restructurings, spin-offs and significant litigation (e.g., tobacco or patent litigation).

Global Macro. Global macro strategies typically seek to generate income and/or capital appreciation through a portfolio of investments focused on macro-economic opportunities across numerous markets and instruments. These strategies rely on the use of, among other things, cash and derivative markets, each of which bear their own risks, as well as certain assumptions about global macro-economic trends. There can be no assurance that such macro-economic assumptions will prove to be correct. Global macro managers may employ relative value, event driven, long/short and other strategies or trading approaches. Trading positions are generally held both long and/or short in both U.S. and non-U.S. markets. Global macro strategies are generally categorized as either discretionary or systematic in nature and may assume aggressive investment postures with respect to position concentrations, use of leverage, portfolio turnover, and the various investment instruments used.

Long/Short Equity and Fixed Income. Long/short equity/fixed income strategies generally seek to produce returns from investments in the global equity and/or fixed income markets. These strategies are generally focused on absolute returns and the trades implemented in the strategy generally capitalize on the manager's views and outlooks for specific markets, regions, sectors, or securities. While these strategies involve both long and short positions in various equity and/or fixed income securities, the manager's positions will generally reflect a specific view about the direction of a market. Unlike traditional equity or fixed income funds, the directional view relates less to the absolute direction of the market and more toward the specific positions (longs versus shorts) held within a portfolio (nonetheless, a manager may take a directional position that relates to the absolute direction of the market). In addition to making shifts in markets, regions, sectors or securities, managers have the flexibility to shift from a net long to a net short position, but in general will maintain a net long exposure. An exception is for those managers that are classified as short sellers, who maintain a consistent net short exposure in their portfolio, meaning that significantly more capital supports short positions than is invested in long positions (if any is invested in long positions at all). Unlike long positions, which one expects to rise in value, short positions are taken in those securities the portfolio manager anticipates will decrease in value. Long/short equity/fixed income managers may be generalists or may specialize in various areas, including, but not limited to, market sectors, geographies, or a certain segment of the market. There can be no assurance that the valuation assumptions utilized in establishing a long and/or short position in a particular security will prove to be correct or that the strategy will be implemented correctly.

Long Equity and Fixed Income. Similar to long/short equity and/or fixed income described above, managers employing this strategy generally do not engage in short selling or hedging of the market risks associated with their investments, but rather inherent in these strategies is the risk associated with the equity and/or fixed income markets as a whole, in addition to the risks described in "Long/Short Equity and Fixed Income" described above. In certain instances, a manager may raise cash as a means of taking a negative view on the market in an attempt to mitigate a portion of the market risk associated with this strategy.

Multi-Strategy. Multi-strategy funds generally employ some or all of the strategies described above.

The descriptions above reflect the current expectations regarding the strategies that may be used by the funds in which the Fund is invested. Managers have significant latitude when managing these funds and could make changes to these strategies, or the way they are implemented.